UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 14)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Richard Ting

General Counsel & Managing Director

Oaktree Capital Management, L.P.

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,492,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,492,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This percentage is calculated based on 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,492,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,492,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on May 7, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,492,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,492,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on May 7, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,492,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,492,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on May 7, 2024.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,492,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,492,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,492,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on May 7, 2024.

This Amendment No. 14 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020, Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the Securities and Exchange Commission on October 19, 2020, Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed with the Securities and Exchange Commission on February 23, 2022, Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed with the Securities and Exchange Commission on July 6, 2023, Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed with the Securities and Exchange Commission on November 16, 2023, Amendment No. 12 to Schedule 13D (“Amendment No. 12”) filed with the Securities and Exchange Commission on December 14, 2023, and Amendment No. 13 to Schedule 13D (“Amendment No. 13”) filed with the Securities and Exchange Commission on March 20, 2024, with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	OCM Growth Holdings, LLC, a Delaware limited liability company (the “OCM Growth”), whose principal business is to invest in securities;

2)	Brookfield Oaktree Holdings, LLC (f/k/a Oaktree Capital Group, LLC), a Delaware limited liability company (“BOH”), in its capacity as the indirect manager of OCM Growth;

3)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with OCM Growth and BOH, the “Oaktree Entities”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of BOH, in its capacity as such;

4)	Brookfield Corporation, an Ontario corporation (“BN”), as the indirect owner of the Class A units of BOH, in its capacity as such; and

5)	BAM Partners Trust, a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of BN.

Set forth in Annex A, incorporated by reference to Amendment No. 11, is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Oaktree Entities and Covered Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071. The principal business address of each of BAM Partners Trust and BN is Brookfield Place, Suite 100, 181 Bay St. P.O. Box 762, Toronto, Ontario A6 M5J 2T3.

(d) – (e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Items 5 (a)-(c), (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 15,492,168 shares of Common Stock, representing approximately 39.28% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 39,438,460 shares of Common Stock outstanding as of May 7, 2024, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on May 7, 2024. This Amendment No. 14 is being filed to reflect changes to the percentages previously reported solely as a result of the change in the outstanding shares of Common Stock reported by the Issuer in its Form 10-Q.

OCM Growth directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

BOH, in its capacity as the indirect manager of OCM Growth, may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth.

OCGH GP, in its capacity as the indirect owner of the class B units of BOH, has the ability to appoint and remove certain directors of BOH and, as such, may indirectly control the decisions of BOH regarding the vote and disposition of securities held by OCM Growth.

BN, in its capacity as the indirect owner of class A units of BOH, may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth.

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of BN, has the ability to appoint and remove certain directors of BN and, as such, may indirectly control the decisions of BN regarding the vote and disposition of securities held by OCM Growth; therefore BAM Partners Trust may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)

Other than as set forth in this Schedule 13D and Amendment No. 13, the Reporting Persons have not effected any transactions related to the Common Stock during the past 60 days.

Item 7. Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 99.7	Agreement Required for Joint Filing by Rule 13d—1(k)(1) under the Securities Exchange Act of 1934, as amended, dated as of May 9, 2024.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 2024

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P. Its:
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary